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NEWS RELEASE

Lundin Mining reports on status of negotiations with unions at the Galmoy mine, Ireland

June 11, 2007 (TSX: LUN; SSE: LUMI; AMEX: LMC) Lundin Mining Corporation ("Lundin Mining" or the "Company") reports that, further to its February 7, 2007 news release, its wholly owned subsidiary, Galmoy Mines Ltd., and the SIPTU have agreed to take the pay issue to the Labour Court. The SIPTU represents approximately 100 Galmoy employees, principally the miners and mill operators.

Galmoy and the SIPTU submitted their respective motions to the Labour Court on June 5, 2007. A recommendation from the Labour Court regarding the pay increase for the SIPTU members is expected by July 5, 2007.

In its negotiations with the TEEU, which included a reconciliation process before The Labour Relations Commission, Galmoy has not been able to reach an agreement to take the pay issue dispute to the Labour Court. Instead, management at Galmoy has been advised that TEEU members are in an Official Dispute with Galmoy Mines Ltd. effective from finishing time on Monday, June 11 2007. The TEEU has approximately 40 members at Galmoy, in the main employed as mechanics and electricians.

The Galmoy Mine is a high grade zinc/lead mine located in Kilkenny County, Ireland. Discovered in 1986, the mine was first put into production in 1997. It is a modern underground mine with an annual production of approximately 70,000 tonnes zinc and 19,000 tonnes lead.

For further information, please contact:

Catarina Ihre, Manager, Investor Relations: +46-70-607-9263
Sophia Shane, Investor Relations, North America: 1-604-689-7842

Certain of the statements made and information contained herein is "forward- looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the companies’ expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and zinc; that the companies can access financing, appropriate equipment and sufficient labour and that the political environment where the Companies operate will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.